UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42602

Everbright Digital Holding Limited

Unit 1A, 10/F,

C-Bons International Centre,

108 Wai Yip Street, Kwun Tong,

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

As previously disclosed in the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on March 20, 2026, Ms. Chan Po Yu resigned from her position as a member of the board of directors (the “Board”) of Everbright Digital Holding Limited (the “Company”), effective as of March 6, 2026. Ms. Chan’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Following such resignation, on April 13, 2026, the Board appointed Mr. Gong Yushan as a director of the Company, effective immediately, to fill the resulting vacancy.

Mr. Gong Yushan, age 43, has served as the founder of Guangzhou Fubaba Consulting Management Co., Ltd. since April 2022. In this role, he is responsible for corporate strategy formulation, business model development and enterprise lifecycle management. Mr. Gong has also provided strategic consulting services to various companies across the healthcare, biotechnology and education sectors, including Hainan Hicheng Century Education Technology Co., Ltd. since May 2022, Guangdong Kairan Biotechnology Co., Ltd. since August 2020, and Hong Kong Longsheng Wanfang Co., Ltd. since 2021. More recently, he has served as a strategic consultant to Guangzhou Deyi Kang Health Technology Co., Ltd. since February 2025, Jinzixian (Guangzhou) Pharmaceutical Biotechnology Co., Ltd. since September 2025, and Guangzhou Siyue Health Technology Co., Ltd. since October 2025. Mr. Gong received his education from Lingnan University.

The Board has determined that Mr. Gong qualifies as an “independent director” under the applicable listing standards of The Nasdaq Stock Market LLC. The Board has also determined that Mr. Gong satisfies the additional independence requirements applicable to members of the audit committee under Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the Nasdaq listing rules.

Mr. Gong has been appointed to serve on the Audit Committee and Compensation Committee of the Board, effective as of his appointment. The Board will evaluate any further committee assignments as appropriate to ensure continued compliance with applicable Nasdaq corporate governance requirements.

In connection with his appointment, Mr. Gong will receive compensation in accordance with the Company’s standard director compensation arrangements. There are no arrangements or understandings between Mr. Gong and any other persons pursuant to which he was appointed as a director. There are no family relationships between Mr. Gong and any director or executive officer of the Company, and Mr. Gong has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

The Company believes that Mr. Gong’s experience in corporate strategy and business consulting will contribute to the Board’s oversight and strategic direction.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter by and between the Company and Mr. Gong Yushan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Everbright Digital Holding Limited

Date: April 21, 2026	By:	/s/ Leung Chun Yip
	Name:	Leung Chun Yip
	Title:	Chief Executive Officer

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